

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 7, 2011

Ms. Soledad Bayazit
Chief Executive Officer and Chief Financial Officer
American Retail Group, Inc.
2770 South Maryland Parkway, Suite 314
Las Vegas, NV 89109

> **Re:** **Resource Acquisition Group, Inc.**
> **Amendment 2 to Current Report on Form 8-K dated February 11, 2011 and filed May 23, 2011**
> **Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011**
> **File No. 0-53244**

Dear Ms. Bayazit:

We reviewed the filings and have the comments below.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

<u>8-K/A2</u>

General

1. Please file an amendment to your Form 8-K to address the below comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

2. Please revise your discussion and analysis of revenues to quantify the impact of each of the following:

- Changes due to the competitive environment (<u>i.e.</u>, gain or loss in market share).

- Changes due to transaction volume; changes in average sales per transaction.

- Changes in foreign exchange.

- Changes due to inflations; etc.

Liquidity and Capital Resources, page 28

3. We note your response to comment 2 in our letter dated April 14, 2011. Please provide the information included in your response letter in your MD&A. As previously noted, your discussion and analysis of your liquidity should provide investors with an explanation of how you determined that you will be able to meet your obligations within the next 12 months, including the specific course of action you intend to take to meet your obligations as they become due. Further, your discussion is to include an analysis of your short term and long term sources of cash flows and your short term and long term uses of cash flows. Please provide investors a detailed explanation of the implications to your business and to your investors if you are unable to meet your obligations as they become due. Please revise your disclosures accordingly. Please refer to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

4. We note that you attribute the decrease in cash flows from operating activities for fiscal 2010 to an increase in inventory and a decrease in accounts payable. Please provide investors an understanding of why accounts payable would decline when inventories are increasing. In this regard, we note your statement on page 12 that you pay most of your suppliers only after goods are sold.

Critical Accounting Policies and Estimates, page 30
Goodwill and Impairment, page 31

5. We note the additional disclosures you provided in response to comment 7 in our letter dated April 14, 2011. Please expand upon your discussion of your discounted cash flow analysis to provide the following additional information:

- An explanation of each of the critical assumptions made in preparing the discounted cash flow analysis, including quantification of those assumptions. For example, please quantify the sales growth rate you assumed for each year.

- The number of years that you used in your cash flow projection.

- The number of years of operating cash flows before you will recover the goodwill carrying value based on your discounted cash flows analysis.

- A comprehensive explanation of why closing 24 of the 40 Gros stores acquired did not result in an impairment charge. As part of this discussion and analysis, please explain the specific business, economic, and competitive factors that caused you to close a significant number of Gros' stores.

- Your determination of your weighted average cost of capital of 17.2%. In this regard, we note that equity represents a higher portion of your capital structure, which typically has a significantly higher cost than debt. In this regard, we note that your line of credit has an interest rate ranging between 15-17%.

Directors and Executive Officers, Promoters and Control Persons, page 35

6. We note from your response to comment 8 in our letter dated April 14, 2011 that Pickard & Green, CPAs utilized the underlying accounting books and records prepared by your chief financial officer and accounting staff to prepare the consolidated financial statements in accordance with US GAAP. As such, please include a risk factor that notes the accounting staff responsible for maintaining the underlying accounting books and records lacks sufficient US GAAP knowledge. Please also disclose the corresponding ramifications to your consolidated financial statements prepared in accordance with US GAAP. Please note that we would consider the lack of accounting personnel with sufficient experience responsible for maintaining your underlying accounting books and records to be a material weakness in your internal control over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X.

7. We note in your response to comment 8 in our letter dated April 14, 2011 that you utilized the services of another company to prepare your consolidated financial statements in accordance with US GAAP for the three months ended December 31, 2010. Please provide us the following information for the organization(s) that you retained to prepare your US GAAP consolidated financial statements for the fiscal years 2010 and 2011:

- The name and address of the organization.

- The qualifications of their employees who perform the services for your company.

- How and why they are qualified to prepare your financial statements.

- How many hours they spent performing these services for you.

- The total amount of fees that you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

- What is the specific involvement of the organization in your financial reporting process? Describe the interaction between the organization and the management of SM Market and Gros regarding the day-to-day books and records through the preparation and finalization of the financial statements and corresponding footnote disclosures. Please ensure this explanation clearly explains each party responsible for all aspects of your financial reporting from the initial entry of the financial information into the accounting systems, the application of US GAAP to the financial information contained in the accounting systems, the preparation of the consolidated financial statements, and the finalization of the consolidated financial statements.

- Has the organization conducted site visits to Kazakhstan? If yes, please indicate the number of times and the length of each visit.

Item 9.01 Financial Statements and Exhibits, page 44

8. We note your response to comment 12 in our letter dated April 14, 2011. It remains unclear to us how you were able to calculate the amount of public float and/or why you believe it is appropriate to use public float to determine the level of disclosure required in the Form 8-K. As previously noted, the accounting acquirer, American Retail Group, Inc. (ARG), had no public float at the time of the reverse merger (i.e., no stock trading price). In this case, Rule 10(f)(1)(iii) states that when considering an issuer with no public float, you rely on the level of annual revenues to determine whether scaled disclosure may be used. As ARG had revenues in excess of $50 million, we continue to request that you provide three fiscal years of audited financial statements for ARG.

9. As previously requested in comment 19 in our letter dated March 14, 2011, please include audited financial statements for Gros Chain of Supermarkets, LLP (Gros) in an amendment to the Form 8-K to meet ARG's reporting requirements under Article 3-05 of Regulation S-X for the significant acquisition. Otherwise, please demonstrate for us how Gros did not meet the significance threshold of over 50% for the significance tests. Please refer to Articles 1-02(w) and 3-05 of Regulation S-X for guidance.

Report of Independent Registered Public Accounting Firm, page F-2

10. Please request Audit Firm "Femida-Audit", OOO to include an explanatory paragraph for the restatements. Please refer to paragraphs .11(d) and .16-.18 of AU Section 508 for guidance.

General

11. We note that you have restated your consolidated financial statements for fiscal years 2010 and 2009. Please include a footnote to the consolidated financial statements that clearly explains each of the errors identified and the corresponding adjustments made. Specifically, please include a table for each line item impacted by the errors being corrected that discloses (a) the as originally reported amount; (b) the as adjusted amount; and (c) the effect of the correction. Please include subnotes to the table that explains how you originally accounted for the item and/or transaction; how you should have accounted for the item and/or transaction, including the authoritative literature; and how you determined the amount of the error.

Consolidated Statement of Stockholders' Equity, page F-5

12. We note that you changed the title to the line item for the 8 million shares held by ARG prior to the 2010 reverse merger. It is unclear how the new title is representative of what the shares are. Please revise to the previous title, "Reverse acquisition of SM Market, LLP" or another more representative title.

Consolidated Statements of Cash Flows, page F-6

13. We note your response to comment 16 in our letter dated April 14, 2011, including the additional disclosures that you provided on the consolidated statement of cash flows. It remains unclear why the error related to the cash purchase price of GROS Chain of Supermarkets, LLP (GROS) is appropriately reflected as cash paid for purchase of property and equipment and intangible assets. Please provide us a more comprehensive explanation for this reclassification between line items of the investing activities cash flows.

14. We note that you have increased the purchases of property and equipment and intangible assets line item from $22,697,694 to $27,002,285, a difference of $4,304,591. However, the difference between the amount originally recognized for the purchase of GROS and the amount currently reflected is $3,477,200. Please advise why there was a greater increase to the purchases of property and equipment and intangible assets line item and which line item you reduced by $827,391 including a detailed explanation of why.

15. Please provide us your calculations for the effect of exchange rate changes on cash and cash equivalents for fiscal years 2010 and 2009 and for the three months ended March 31, 2011. For example, it is unclear why you would recognize a $10.6 million exchange rate change on cash and cash equivalents ranging from $1.9M to $1.2M. Further, the exchange rate of 123.92 KZT to $1.00 as of December 31, 2008 versus the exchange rate of 149.70 KZT to $1.00 as of December 31, 2009 also does not appear to result in such a significant effect.

Note 1 – Organization and Basis of Presentation, page F-7

16. Please remove the reference that American Retail Group, Inc. was formally known as Resource Acquisition Group, Inc. as the reverse merger between American Retail Group, Inc. and Resource Acquisition Group, Inc. did not occur until after and is not reflected in these audited financial statements. Please also revise your discussion of the reverse merger to identify clearly the entities involved in the exchange of shares of common stock and the number of shares exchanged. Please also clearly note that the reverse merger disclosed is a subsequent event that will be reflected in the fiscal year 2011 consolidated financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-8

Leases, page F-12

17. Please revise your accounting policy to clarify that you recognize minimum lease payments over the lease term on a straight line basis, if correct. If you use another systematic and rational allocation basis, please disclose this other basis and how you determined it is more representative of the time pattern in which the leased property is physically employed. Please refer to ASC 840-20-25-1 – 25-7 for guidance.

Note 3 – Accounts Receivable, page F-16

18. We note the disclosure that you included in response to comment 3 in our letter dated April 14, 2011. Please further revise your disclosure to clarify that the total accounts receivable balance has an aging of 30 days or less. In this regard, it is unclear what you mean by your "current" accounts receivable.

Note 11 – Convertible Note Payable, page F-18

19. We note your response to comment 21 in our letter dated April 14, 2011. Specifically, we note that you have determined that you should have recognized a beneficial conversion feature of $1,056,981. We note that you have not adjusted the convertible note payable as of

December 31, 2010. Further, we note that you recognized an additional $123,562 in interest expense for fiscal year 2010. Please provide us a comprehensive explanation of how you recognized the beneficial conversion feature. Please provide us the journal entry that you made to initially recognize the beneficial conversion feature. Please also provide us the journal entry that you recognized to amortize the beneficial conversion feature using the effective interest rate method. Please also clarify that you are amortizing the beneficial conversion feature over 1 ½ years (July 12, 2010 – January 12, 2012), the life of the note. Please also provide us your amortization table for recognizing the beneficial conversion feature using the effective interest rate method.

20. Please revise your footnote disclosure to clarify that the beneficial conversion feature will be accreted over the life of the note payable, or 1 ½ years. Please disclose the amount of the beneficial conversion feature accreted during fiscal year 2010 and recognized as interest expense.

Note 14 – Stockholders' Equity, page F-21

21. Please revise your disclosure to disclose the common stock transactions of SM Market for the periods presented in addition to the reverse merger that occurred with American Retail Group, Inc. on March 10, 2010. As these are the financial statements of American Retail Group, Inc. with SM Market as the predecessor, as you have identified, the disclosures for the common stock transaction should be for these entities and not for Resource Acquisition Group, Inc.

Note 17 – Acquisitions, page F-24

22. Please revise your disclosure to clarify that the licenses and rights to operate the 40 stores acquired from Gros were terminated and that SM Market obtained new licenses and rights to operate the 40 stores.

Note 19 – Inventory, page F-25

23. We note the inventory turnover ratios for each quarter in fiscal year 2010 that you included in response to comment 4 in our letter dated April 14, 2011. Specifically, we note the significant increase in the ratio for the fourth quarter as compared to the third quarter. Please provide investors an explanation for the significant increase in the ratio within your footnote disclosure or within MD&A.

Note 20 – Restricted Net Assets, page F-25

24. Please revise the parent only condensed statements of operations to present your share of earnings in subsidiaries using the equity method of accounting, which would be consistent with your condensed balance sheets.

Exhibits

25. Disclosure in "Note 10—Loan Payable" on page F-18 indicates that the maturity of the loan agreement filed as exhibit 10.4 was extended through August 30, 2011. File as an exhibit the agreement evidencing extension of the line of credit agreement's maturity through August 30, 2011.

Exhibit 10.3

26. Please file the agreement between Eldorado Invest Company and SM Market Retail LLP that is referenced in section six to the master asset purchase agreement dated March 11, 2009.

Form 10-Q for the fiscal quarter ended March 31, 2011

General

27. Please address all comments issued above under the Form 8-K/A to all of your future periodic reports.

Note 14 – Stockholders' Equity, page F-14

28. Given the complexity in reflecting a reverse merger in the statement of stockholders' equity, please provide us your statement of stockholders' equity for the periods January 1, 2009 through March 31, 2010. Please ensure your presentation provides subtotals for December 31, 2009, December 31, 2010, February 11, 2011, and March 31, 2011. Please also ensure that your presentation has given proper consideration to the following:

- Resource Acquisition Group, Inc.'s par value.

- American Retail Group, Inc.'s historical shares outstanding and share transactions and retained earnings.

- Resource Acquisition Group, Inc.'s shares held as of the reverse merger as a single line item during the March 31, 2011 quarter. The total equity value for this line item is to agree with the historical net tangible asset value at the date of the reverse merger.

Note 20 – Restricted Net Assets, page F-18

29. In an amendment to your March 31, 2011 Form 10-Q, please revise the parent only condensed statements of operations to present your share of earnings in subsidiaries using the equity method of accounting, which would be consistent with your condensed balance sheets.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 3

Results of Operations, page 3

30. We note that you attribute the decline in revenue to temporary consumer demand variation and appreciation of the US dollar to the tenge. It is unclear what you mean by temporary consumer demand variation and it does not appear that there has been a significant change in the exchange rate to explain the 8.9% decline. Please provide a more comprehensive explanation for the decline in revenues. As part of your discussion and analysis, please quantify the impact each of the following had on revenues for each period presented:

- Changes in same store sales.

- Revenues recognized from stores opened within the last three months.

- Revenues lost from stores closed within the last three months.

- Changes due to the competitive environment (i.e., gain or loss in market share).

- Changes due to transaction volume; changes in average sales per transaction.

- Changes in foreign exchange.

- Changes due to inflations; etc.

Please address this comment in the amendment to your March 31, 2011 Form 10-Q.

Liquidity and Capital Resources, page 6

31. We note that you attribute the cash flows used in operating activities for the three months ended March 31, 2011 to a decrease in accounts payable. As noted with the Form 8-K/A2, you state that you pay most of your suppliers only after goods are sold. As such, it is unclear why the pay down of accounts payable would be at a greater rate than the decline in inventory. Please provide investors an understanding of why accounts payable would decline at a greater rate than inventory in future filings. Please address this comment in the amendment to your March 31, 2011 Form 10-Q.

32. Please tell us the accounting procedures that you use to ensure that all unrecorded liabilities have been identified and accrued as of each balance sheet date. Please also tell us the amount of accounts payable recognized as of December 31, 2009, December 31, 2010, and March 31, 2011. Please provide us a comprehensive explanation of why accounts payable does not equal or exceed inventory since you do not pay the majority of your suppliers until after the inventory has been sold.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any other questions.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (212) 688-7273 and U.S. Mail
Darren Ofsink, Esq.
Guzov Ofsink, LLC
900 Third Avenue, 5th Floor
New York, NY 10022